

July 7, 2014

Via E-mail
Sanjay Arora
Chief Executive Officer
Terrapin 3 Acquisition Corporation
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re:** **Terrapin 3 Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 27, 2014**
> **File No. 333-196980**

Dear Mr. Arora:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2 in our letter dated June 26, 2014. The "contingent forward purchase agreement" does not appear to be a binding agreement if MIHI LLC can withhold its consent to an initial business combination, even if it results in a penalty to MIHI LLC. As requested previously, please revise to avoid characterizing the arrangement as a forward purchase agreement or revise to prominently state that it is non-binding.

Risk Factors, page 29

The grant of registration rights . . ., page 41

2. We note your response to prior comment 6; however, we do not see a reference to MIHI LLC. Please revise to clarify that Macquarie will have registration rights for the securities underlying the "contingent forward purchase contract" or advise.

Proposed Business, page 76

Summary of Aladabra Acquisition[s]…., page 81

3. We note your response to prior comment 4. Please revise to disclose the monetary benefits received by Mr. Leight in connection with the other previous blank check companies with which he was associated.

You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or Pam Howell, at (202) 551-3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
     Ellenoff Grossman & Schole LLP